U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person*

Hannon                               Michael                 R.
--------------------------------------------------------------------------------
   (Last)                            (First)              (Middle)

c/o Chase Capital Partners
1221 Avenue of the Americas-40th Floor
--------------------------------------------------------------------------------
                                    (Street)

New York                        New York                     10020
--------------------------------------------------------------------------------
   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

11/23/99
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

Telecorp PCS, Inc. ("TLCP")
________________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)

11/22/99
________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form Filed by One Reporting Person

     [_]  Form Filed by More than One Reporting Person

================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

Class A Voting Common Stock               14,785,692                  I                    (FN 1)
------------------------------------------------------------------------------------------------------------------------------------
Class A Voting Common Stock                  282,364                  I                     By Telecorp Investment Corp., LLC
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


                                                                          (Over)
(Form 3-07/99)



FORM 3 (continued)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                5. Owner-
                                                 3. Title and Amount of Securities              ship
                                                    Underlying Derivative Security              Form of
                         2. Date Exercisable        (Instr. 4)                                  Derivative
                            and Expiration Date   --------------------------------- 4.Conver-   Security:
                            (Month/Day/Year)                             Amount      sion or    Direct     6. Nature of
                         ----------------------                          or          Exercise   (D) or        Indirect
                         Date       Expira-                              Number      Price of   Indirect      Beneficial
1. Title of Derivative   Exer-      tion                                 of          Derivative (I)           Ownership
   Security (Instr. 4)   cisable    Date          Title                  Shares      Security   (Instr. 5)    (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------
Class C
Common Stock              (FN 2)     N/A          Class A Common Stock     27,489       1 for 1    I          (FN 1)
------------------------------------------------------------------------------------------------------------------------------------
Class C                                                                                                       By Telecorp
Common Stock              (FN 2)     N/A          Class A Common Stock        460       1 for 1    I          Investment Corp., LLC
------------------------------------------------------------------------------------------------------------------------------------
Class D
Common Stock              (FN 2)     N/A          Class A Common Stock    199,522       1 for 1    I          (FN 1)
------------------------------------------------------------------------------------------------------------------------------------
Class D                                                                                                       By Telecorp
Common Stock              (FN 2)     N/A          Class A Common Stock      3,024       1 for 1    I          Investment Corp., LLC
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:

(1) The amounts shown represent the beneficial ownership of the Issuer's securities by CB Capital Investors, L.P. ("CBCI, L.P.), a portion of which may be deemed attributable to the reporting person because the reporting person is a general partner of Chase Capital Partners ("CCP"), which is the sole limited partner of CBCI, L.P. and the investment manager of the general partner of CBCI, L.P. The actual pro rata portion of such beneficial ownership that may be deemed attributable to the reporting person is not readily determinable because it is subject to several variables, including CCP's and CBCI, L.P.'s internal rate of return and vesting.

(2) These shares are convertible at the option of the holder after receipt by issuer of an opinion of regulatory counsel that Class A Common Stock and Voting Preference Stock can vote and be treated as a single class of stock with one vote per share and the affirmative vote of the holders of 66 2/3% or more of the Class A Common Stock.


/s/  Michael R. Hannon                                          7/6/00
---------------------------------------------            -----------------------
     Michael R. Hannon                                           Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


                                                                          Page 2